Alcon to Acquire Ivantis, Inc. and its Hydrus Microstent for Surgical Glaucoma, Strengthening Global Ophthalmology Portfolio

•Expands Alcon’s leading surgical portfolio and leverages the company’s commercial execution expertise
•Strong safety and efficacy profile evidenced by five-year study on Hydrus Microstent, a minimally invasive glaucoma surgery (MIGS) device
•Indicated to lower intraocular pressure for open-angle glaucoma patients in connection with cataract surgery*, Hydrus Microstent is part of a large surgical glaucoma market with a growing patient population

Ad hoc announcement pursuant to Art. 53 LR

GENEVA, November 8 – Alcon (SIX/NYSE: ALC), the global leader in eye care dedicated to helping people see brilliantly, today announced its intention to acquire Ivantis®, developer and manufacturer of the novel Hydrus® Microstent, a minimally-invasive glaucoma surgery (MIGS) device designed to lower intraocular pressure for open-angle glaucoma patients in connection with cataract surgery*. The intended acquisition affirms Alcon’s commitment to the surgical glaucoma space, further strengthening its industry-leading portfolio across cataract, refractive, retina and glaucoma.

The five-year HORIZON clinical study of Hydrus Microstent is the longest, continuous follow-up of a MIGS device. It demonstrated that 65% of Hydrus Microstent patients remained medication-free at five years post-implant. The results also showed over 60% reduction in risk of invasive secondary glaucoma surgeries compared to cataract surgery alone – and its safety profile was sustained through the five-year follow up.1 Among MIGS rated in the 2020 American Academy of Ophthalmology Primary Open-Angle Glaucoma Preferred Practice Pattern (PPP), the Hydrus Microstent received the highest grade for quality body of evidence and a strong recommendation.2

“Glaucoma is the second-largest cause of blindness after cataracts, impacting more than 75 million people globally, with significant unmet patient need. This transaction will allow us to add a uniquely effective product into our glaucoma portfolio around the world," said David Endicott, CEO of Alcon. "Our global commercial footprint and development capabilities make us well positioned to build on the success of Ivantis and help even more patients see brilliantly with Hydrus Microstent.”

“With more than 85,000 Hydrus devices implanted, now is the time to expand access globally, and Alcon is the right partner as the global leader in eye care,” said Dave Van Meter, President and CEO of Ivantis. “We started this with a mission to bring unprecedented scientific rigor to the MIGS space, and we are gratified and humbled by the rapid adoption of Hydrus since our launch in late 2018. Thanks to the relentless, unwavering commitment of Ivantis employees and our investors, we now have the opportunity to bring the clinically proven Hydrus technology to more glaucoma patients worldwide.”

Hydrus Microstent was approved by the FDA in August 2018 for use in conjunction with cataract surgery in the United States. In the UK, Canada, Australia, Singapore, and Germany, the MIGS device is indicated for primary open-angle glaucoma in conjunction with cataract surgery or as a stand-alone procedure.

Alcon will pay $475 million in upfront consideration to acquire Ivantis, Inc. Alcon may be required to make additional contingent payments upon the achievement of certain regulatory and commercial milestones. The transaction is anticipated to close in the first quarter of 2022 subject to customary closing conditions, including regulatory approval.

About Hydrus Microstent
Roughly the size of an eyelash, the Hydrus Microstent is a next-generation MIGS device designed to reduce eye pressure by reestablishing flow through Schlemm's canal, the eye's natural outflow pathway. When placed in the canal during minimally invasive microsurgery, the device restores the flow of fluid in the eye, using a Tri-Modal® mechanism of action:
the Hydrus Microstent dilates and scaffolds Schlemm's canal to augment outflow of aqueous humor from the anterior chamber. It maintains an opening through the trabecular meshwork from the anterior chamber into Schlemm's canal. Its length spans approximately 90 degrees of the canal to provide consistent access to multiple fluid collector channels in the eye. Approved by the FDA in August 2018 for use in conjunction with cataract surgery, the Hydrus Microstent is one of the most rigorously researched and thoroughly studied MIGS devices.

About Ivantis
Ivantis Inc. is a privately-held company established in 2007 to design, develop and commercialize new technologies to treat eye disease. Investors include New Enterprise Associates, Delphi Ventures, Foresite Capital, RA Capital Management, Ascension Ventures, EDBI, GBS Ventures, MemorialCare Innovation Fund, Merieux Development and Vertex Healthcare. The company is headquartered in Irvine, California. Ivantis, Hydrus and Tri-Modal are registered trademarks of Ivantis Inc. All rights reserved 2020.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 23,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

References
1.Ahmed, I.K. (2021, Mar. 4-7). 5 Year Follow Up from the HORIZON Trial. American Glaucoma Society Virtual Annual Meeting.
2.Primary Open-Angle Glaucoma Preferred Practice Pattern®. Gedde, Steven J. et al. Ophthalmology 2020;128(1): 71-150.

*Currently approved for standalone use and commercialized in the UK, Canada, Australia, Singapore, and Germany.

Forward-looking Statements
This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements Alcon makes regarding its plans and decisions relating to the acquisition of Ivantis Inc. and the manufacture, distribution, marketing and/or sale of the Hydrus® Microstent; the ability of Alcon to execute on these plans; market growth assumptions; and generally, its expectations concerning its future performance.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: the effect of the COVID-19 pandemic as well as other viral or disease outbreaks and the availability and the public’s acceptance of vaccines; the commercial success of its products and its ability to maintain and strengthen its position in its markets; the success of its research and development efforts, including its ability to innovate to compete effectively; its success in completing and integrating strategic acquisitions; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; transaction costs; pricing pressure from changes in third party payor coverage and reimbursement methodologies; global and regional economic, financial, legal, tax, political, and social change; data breaches or other disruptions of its information technology systems; ongoing industry consolidation; its ability to properly educate and train healthcare providers on its products; changes in inventory levels or buying patterns of its customers; the impact of a disruption in its global supply chain or important facilities; ability to service its debt obligations; its ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that it has entered into a three-year Deferred Prosecution Agreement with the US Department of Justice; uncertainty and impact relating to the potential phasing out of LIBOR and transition to alternative reference rates; the need for additional financing through the issuance of debt or equity; its reliance on outsourcing key business functions; its ability to protect its intellectual property; the impact of unauthorized importation of its products from countries with lower prices to countries with higher prices; uncertainties regarding the success of Alcon's separation and Spin-off from Novartis and the subsequent transformation program, including the expected separation and transformation costs, as well as any potential savings, incurred or realized by Alcon; the effects of litigation, including product liability lawsuits and government investigations; its ability to comply with all laws to which it may be subject; effect of product recalls or voluntary market withdrawals; the implementation of its enterprise resource planning system; its ability to attract and retain qualified personnel; the accuracy of its accounting estimates and assumptions, including pension plan obligations and the carrying value of intangible assets; the ability to obtain regulatory clearance and approval of its products as well as compliance with any post-approval obligations, including quality control of its manufacturing; legislative and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; its ability to manage environmental, social and governance matters to the satisfaction of its many stakeholders, some of which may have competing interests; its ability to operate as a stand-alone company; whether the transitional services Novartis has agreed to provide Alcon are sufficient; the impact of the spin-off from Novartis on Alcon's shareholder base; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to its shareholders as a Swiss corporation compared to a US corporation; and the effect of maintaining or losing its foreign private issuer status under US securities laws. Additional factors are discussed in Alcon’s filings with the United States Securities and

Exchange Commission, including its Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.

Forward-looking statements in this press release speak only as of the date of its filing, and Alcon assumes no obligation to update forward-looking statements as a result of new information, future events or otherwise.

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